Exhibit 12.1

GATX Corporation and Subsidiaries

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In millions, except for ratios)

	Six Months Ended June 30	Year Ended December 31
	2016	2015	2014	2013	2012	2011
Earnings available for fixed charges:
Income before income taxes and share of affiliates’ earnings	$174.1	$270.3	$231.2	$159.0	$143.8	$107.6
Add:
Dividends from affiliated companies	0.1	32.2	40.0	34.4	35.1	29.2
Total fixed charges	88.8	191.5	206.6	224.1	227.0	232.6

Total earnings available for fixed charges	$263.0	$494.0	$477.8	$417.5	$405.9	$369.4

Fixed charges:
Interest expense	$74.6	$156.2	$159.3	$167.8	$168.5	$169.6
Interest portion of operating lease expense	14.2	35.3	47.3	56.0	58.5	62.9
Preferred dividends on pre-tax basis	—	—	—	0.3	—	0.1

Total fixed charges	$88.8	$191.5	$206.6	$224.1	$227.0	$232.6

Ratio of earnings to fixed charges	2.96	2.58	2.31	1.86	1.79	1.59